                                                     Filed by USA Interactive
                        Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14d-2
                                       of the Securities Exchange Act of 1934

                                            Subject Company: Ticketmaster.com
                                                  Commission File No. 0-25041



                            [USA Interactive Logo]


                 USA INTERACTIVE ANNOUNCES INTENTION TO COMMENCE
               EXCHANGE OFFERS WITH THREE USA PUBLIC SUBSIDIARIES
       TRANSACTIONS WOULD INCREASE USA'S EQUITY OWNERSHIP TO UP TO 100% IN
                   EXPEDIA, INC., HOTELS.COM AND TICKETMASTER

NEW YORK, NY - June 3, 2002 -- USA Interactive (Nasdaq: USAI) today announced its intention to commence exchange offers with three USA public subsidiaries - Expedia, Inc. (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM) and Ticketmaster (Nasdaq: TMCS) - whereby USA would seek to increase its equity ownership to up to 100% in each of them.

In the exchanges, stockholders of these public companies would be offered the opportunity to exchange their shares for USA shares on the basis of conversion ratios that, in each case, reflect a premium of 7.5% to market as of the close of market on Friday, May 31.

Barry Diller, USA's Chairman and Chief Executive Officer, stated:

"Launching three simultaneous exchange offers is certainly unconventional, but our path in creating this company certainly could not be considered anything otherwise since we have assembled over these few years both a group of PROFITABLE interactive businesses as well as an unusual structure of multiple public subsidiaries.

"That structure has served us well, allowing exactly the right kind of entrepreneurial activity at the critical early stages in these new interactive business ideas as well as providing tremendous value creation for everyone involved. But now it's time for us to begin acting in cohesive concert with all the parts of the enterprise - it is the next sensible stage in our development from energetic but awkward minors to hopefully ever-increasingly energetically coordinated young adults, where all of our businesses are aligned and integrated. We have so much opportunity that the only barrier to our becoming a truly great company will be in our ability to execute the ambitious agenda in front of us.

"We in no way regard our action today as `hostile.' In fact, we think that what we propose today is great news for the public shareholders of Expedia, Hotels.com and Ticketmaster. USA Interactive has the potential for dramatic growth, which would only be enhanced by the realignment we propose. And by exchanging their shares in our public subsidiaries for shares in USA, the subsidiaries' public shareholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the businesses in which they now own shares.
------------------------------------------------------------------------
*SEE IMPORTANT DISCLOSURES AT END OF RELEASE

"There will be lots of talk about whether the premiums we have offered are fair. We, of course, think they are, given the stock prices of our subsidiaries and USA in relation to each other. But, more important, we believe a focus on the percentage premium we are offering is beside the point. This is an offer of stock, not cash. The real premium comes in the opportunity for the shareholders of our public subsidiaries to become owners of an even stronger USA...it's so clear to us we can make far more progress together than we could in the present configuration.

"Finally and most importantly, we want to underline that we greatly value our relationship with the management and the independent members of the boards of our public subsidiaries, and we look forward to discussing our proposal with them in a complete spirit of mutual cooperation. If the process results in no change from the status quo, we will be fine with that. If it results in USA owning more shares of each of the companies, we will take those shares happily. But we would be happiest if the result of this process is a single unified and aligned USA Interactive."

Specifically, under the proposed exchange offers, Expedia public shareholders, which own 46% of Expedia on a fully diluted treasury method basis, would be offered the opportunity to exchange their shares in Expedia on the basis of
2.6969 USA shares for each Expedia share tendered for exchange. Hotels.com public shareholders, which own 34% of Hotels.com on a fully diluted treasury method basis, would be offered the opportunity to exchange their shares in Hotels.com on the basis of 1.8064 USA shares for each Hotels.com share tendered for exchange. Ticketmaster public shareholders, which own 34% of Ticketmaster on a fully diluted treasury method basis, would be offered the opportunity to exchange their shares in Ticketmaster on the basis of 0.8068 USA shares for each Ticketmaster share tendered for exchange.

Based on closing prices on Friday, May 31, the exchange offer values each outstanding share of Expedia at $76.86, each outstanding share of Hotels.com at $51.48, and each outstanding share of Ticketmaster at $22.99.

If, as a result of any of the exchange offers, USA owns at least 90% of the outstanding shares of each class of any company's common stock, USA would effect a merger of the company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, none of the exchange offers would be conditioned on USA receiving 90% of outstanding shares in any exchange. In addition, none of the exchange offers would be conditioned on the completion of any other exchange offer.

USA described its intention in letters to the boards of each of the public subsidiaries. The letters (which are attached) state that USA intends to commence the exchange offers in the near future and invited the independent directors and management of the public subsidiaries to discuss process, structure or whatever else they deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

ABOUT USA INTERACTIVE

USA Interactive (Nasdaq: USAI), via the Internet, the television, and the telephone, engages in the worldwide business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services, and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); TV Travel Group; Ticketmaster (Nasdaq: TMCS), which operates Match.com and Citysearch; Precision Response Corporation; Electronic Commerce Solutions; and Styleclick (OTC: IBUYA).

IMPORTANT DISCLOSURES

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ USA INTERACTIVE'S EXCHANGE OFFER STATEMENTS FOR TICKETMASTER, EXPEDIA, INC. AND HOTELS.COM, AS APPLICABLE, TO BE INCLUDED IN REGISTRATION STATEMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN SUCH DOCUMENTS AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THOSE REGISTRATION STATEMENTS MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING USA INTERACTIVE, 152 WEST 57TH STREET, NEW YORK, NEW YORK, 10019, ATTENTION: INVESTOR RELATIONS.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of USA and its subsidiaries, including those preceded by, followed by or that include the words "believes," "could," "projects," "budgets," "estimates," "intends," "expects," "anticipates" or similar expressions. These statements reflect the current views of USA with respect to future events, and are based on information currently available to USA. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of USA's and its subsidiaries' business. The following important factors, in addition to those described in USA's and its subsidiaries' filings with the Securities and Exchange Commission, could affect the future results of USA and the other subsidiaries of USA described in this press release, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses' operating areas; competition from others; successful integration of our divisions, including recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this press release. USA undertakes no obligation to update or revise the forward-looking statements contained in this press release, whether as a result of new information, future events or any other reason.

                                      # # #
CONTACTS:

Ron Sato, USA Corporate Communications, 212/314-7254
Roger Clark/Lauren Rosenfield, USA Investor Relations, 212/314-7400

                             [USA Interactive Logo]


BARRY DILLER
Chairman and
Chief Executive Officer



                                                          June 2, 2002

Board of Directors
Expedia, Inc.
13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005

To the Board of Directors:

      Today we are beginning a process that while complex we believe is in the best interest of all Expedia shareholders. I am writing you now in the formal manner necessary in these matters, rather than in the conversational or colloquial way I would far prefer, to let you know that USA Interactive ("USA") intends to commence a transaction whereby USA would increase its equity ownership, up to 100%, in Expedia, Inc. (the "Company") through an exchange offer to be made to the Company's public stockholders.

      USA values its relationship with the Company's independent Board members and management. We want to be clear that we in no way regard this proposal as "hostile." We will be pleased to discuss this at any time - both with company management, as well as a special committee of the Company's disinterested directors (the "Special Committee"), which we expect will be formed to consider this matter. We are prepared to discuss process, structure or whatever else that management or the Special Committee and its advisors deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

      What we do feel about this proposed transaction is that it is very much in the interests of the Company's public stockholders and the Company's business. USA is a leading interactive commerce company, with multiple, profitable interactive businesses and, we believe, the potential for dramatic growth. By exchanging their shares in the Company for shares in USA, the Company's public stockholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the Company's businesses through an ownership interest in USA.

      USA's current structure, with multiple public subsidiaries, is an unusual one. Although we could continue to operate with the current structure, we think a reconfiguration of the USA family along the lines we propose is in everyone's interest. The transaction we propose, if concluded alone or together with the other transactions mentioned below, would enhance our collective ability to pursue a coordinated strategy for all of USA's businesses, with the interests of all of those businesses aligned.




          152 West 57th Street, 42nd Floor, New York, New York 10019
                       212.314.7333 Fax 212.314.7339

      TO THE PROPOSAL:

      In the exchange offer, stockholders will be offered the opportunity to exchange their shares in the Company on the basis of 2.6969 USA shares for each Company share tendered for exchange. Based on May 31, 2002, closing prices, our proposal values each outstanding share of the Company's common stock at $76.86 per share, which reflects a 7.5% premium to the Company's closing price on that day.

      In the event that USA owns at least 90% of the outstanding shares of each class of the Company's common stock as a result of the exchange offer, USA would thereafter effect a merger of the Company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, the exchange offer would not be conditioned on USA receiving 90% of the shares of any class of stock.

      We intend to commence the exchange offer in the near future. You should know that we intend to pursue similar transactions with Hotels.com and Ticketmaster, and issue appropriate public announcements. None of these transactions would be conditioned on any other.

      We know this will all be time consuming for you to sort through in your role as Directors amid all the other responsibilities in your lives. We haven't taken this step lightly, and so we don't presume upon your time without believing this is the best future course for all of us. We also recognize that for all sorts of reasons this may never result in more than conversation...it's not meant to be a hard process and our attitude about this is that eventually in the great scheme of time these companies will come together. While we very much believe the timing is now, we're also ultimately neutral in any precise demarking of same. We do, though, look forward to working through all of this together with you.


                                             Sincerely,


                                             /s/  Barry Diller

                             [USA Interactive Logo]


BARRY DILLER
Chairman and
Chief Executive Officer



                                                          June 2, 2002


Board of Directors
Hotels.com
8140 Walnut Hill Lane
Suite 203
Dallas, TX  75231

To the Board of Directors:

      Today we are beginning a process that while complex we believe is in the best interest of all Hotels.com shareholders. I am writing you now in the formal manner necessary in these matters, rather than in the conversational or colloquial way I would far prefer, to let you know that USA Interactive ("USA") intends to commence a transaction whereby USA would increase its equity ownership, up to 100%, in Hotels.com (the "Company") through an exchange offer to be made to the Company's public stockholders.

      USA values its relationship with the Company's independent Board members and management. We want to be clear that we in no way regard this proposal as "hostile." We will be pleased to discuss this at any time - both with company management, as well as a special committee of the Company's disinterested directors (the "Special Committee"), which we expect will be formed to consider this matter. We are prepared to discuss process, structure or whatever else that management or the Special Committee and its advisors deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

      What we do feel about this proposed transaction is that it is very much in the interests of the Company's public stockholders and the Company's business. USA is a leading interactive commerce company, with multiple, profitable interactive businesses and, we believe, the potential for dramatic growth. By exchanging their shares in the Company for shares in USA, the Company's public stockholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the Company's businesses through an ownership interest in USA.

      USA's current structure, with multiple public subsidiaries, is an unusual one. Although we could continue to operate with the current structure, we think a reconfiguration of the USA family along the lines we propose is in everyone's interest. The transaction we propose, if concluded alone or together with the other transactions mentioned below, would enhance our collective ability to pursue a coordinated strategy for all of USA's businesses, with the interests of all of those businesses aligned.




          152 West 57th Street, 42nd Floor, New York, New York 10019
                       212.314.7333 Fax 212.314.7339

      TO THE PROPOSAL:

      In the exchange offer, stockholders will be offered the opportunity to exchange their shares in the Company on the basis of 1.8064 USA shares for each Company share tendered for exchange. Based on May 31, 2002, closing prices, our proposal values each outstanding share of the Company's common stock at $51.48 per share, which reflects a 7.5% premium to the Company's closing price on that day.

      In the event that USA owns at least 90% of the outstanding shares of each class of the Company's common stock as a result of the exchange offer, USA would thereafter effect a merger of the Company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, the exchange offer would not be conditioned on USA receiving 90% of the shares of any class of stock.

      We intend to commence the exchange offer in the near future. You should know that we intend to pursue similar transactions with Expedia, Inc. and Ticketmaster, and issue appropriate public announcements. None of these transactions would be conditioned on any other.

      We know this will all be time consuming for you to sort through in your role as Directors amid all the other responsibilities in your lives. We haven't taken this step lightly, and so we don't presume upon your time without believing this is the best future course for all of us. We also recognize that for all sorts of reasons this may never result in more than conversation...it's not meant to be a hard process and our attitude about this is that eventually in the great scheme of time these companies will come together. While we very much believe the timing is now, we're also ultimately neutral in any precise demarking of same. We do, though, look forward to working through all of this together with you.


                                             Sincerely,


                                             /s/  Barry Diller

                             [USA Interactive Logo]



BARRY DILLER
Chairman and
Chief Executive Officer



                                                          June 2, 2002


Board of Directors
Ticketmaster
3701 Wilshire Blvd.
Los Angeles, CA  90010

To the Board of Directors:

      Today we are beginning a process that while complex we believe is in the best interest of all Ticketmaster shareholders. I am writing you now in the formal manner necessary in these matters, rather than in the conversational or colloquial way I would far prefer, to let you know that USA Interactive ("USA") intends to commence a transaction whereby USA would increase its equity ownership, up to 100%, in Ticketmaster (the "Company") through an exchange offer to be made to the Company's public stockholders.

      USA values its relationship with the Company's independent Board members and management. We want to be clear that we in no way regard this proposal as "hostile." We will be pleased to discuss this at any time - both with company management, as well as a special committee of the Company's disinterested directors (the "Special Committee"), which we expect will be formed to consider this matter. We are prepared to discuss process, structure or whatever else that management or the Special Committee and its advisors deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

      What we do feel about this proposed transaction is that it is very much in the interests of the Company's public stockholders and the Company's business. USA is a leading interactive commerce company, with multiple, profitable interactive businesses and, we believe, the potential for dramatic growth. By exchanging their shares in the Company for shares in USA, the Company's public stockholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the Company's businesses through an ownership interest in USA.

      USA's current structure, with multiple public subsidiaries, is an unusual one. Although we could continue to operate with the current structure, we think a reconfiguration of the USA family along the lines we propose is in everyone's interest. The transaction we propose, if concluded alone or together with the other transactions mentioned below, would enhance our collective ability to pursue a coordinated strategy for all of USA's businesses, with the interests of all of those businesses aligned.




          152 West 57th Street, 42nd Floor, New York, New York 10019
                       212.314.7333 Fax 212.314.7339

      TO THE PROPOSAL:

      In the exchange offer, stockholders will be offered the opportunity to exchange their shares in the Company on the basis of 0.8068 USA shares for each Company share tendered for exchange. Based on May 31, 2002, closing prices, our proposal values each outstanding share of the Company's common stock at $22.99 per share, which reflects a 7.5% premium to the Company's closing price on that day.

      In the event that USA owns at least 90% of the outstanding shares of each class of the Company's common stock as a result of the exchange offer, USA would thereafter effect a merger of the Company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, the exchange offer would not be conditioned on USA receiving 90% of the shares of any class of stock.

      We intend to commence the exchange offer in the near future. You should know that we intend to pursue similar transactions with Expedia, Inc. and Hotels.com, and issue appropriate public announcements. None of these transactions would be conditioned on any other.

      We know this will all be time consuming for you to sort through in your role as Directors amid all the other responsibilities in your lives. We haven't taken this step lightly, and so we don't presume upon your time without believing this is the best future course for all of us. We also recognize that for all sorts of reasons this may never result in more than conversation...it's not meant to be a hard process and our attitude about this is that eventually in the great scheme of time these companies will come together. While we very much believe the timing is now, we're also ultimately neutral in any precise demarking of same. We do, though, look forward to working through all of this together with you.


                                             Sincerely,


                                             /s/  Barry Diller